EXHIBIT 3.1

CERTIFICATE OF DESIGNATION
OF RIGHTS, PREFERENCES AND PRIVILEGES OF
SERIES A AND B CONVERTIBLE PREFERRED STOCK
OF
CENTURY PARK PICTURES CORPORATION

Pursuant to Minnesota Statutes, Section 302A.401, the undersigned Chief Executive Officer of Century Park Pictures Corporation, a Minnesota corporation (the "Company"), does hereby certify that pursuant to authority conferred upon the Board of Directors by the Articles of Incorporation of the Company, the Board of Directors on May 27, 2005, adopted the following resolutions creating two series of shares of Preferred Stock designated as Series A and B Convertible Preferred Stock:

"NOW, THEREFORE, BE IT RESOLVED, that pursuant to the authority vested in the Board of Directors of the Company by the Company's Articles of Incorporation, the Board of Directors does hereby provide for the issuance of two series of Preferred Stock of the Company, to be designated "Series A Convertible Preferred Stock," and "Series B Convertible Preferred Stock" and to the extent that the voting powers and the designations, preferences, and relative, participating, optional or other special rights, and qualifications, limitations and restrictions of the Series A and Series B Convertible Preferred Stock are not stated and expressed in the Company's Articles of Incorporation, does hereby fix and herein state and express such voting powers and the designations, preferences, and relative, participating, optional or other special rights, and qualifications, limitations and restrictions thereof, as follows:

1.   Establishment and Designation of Series. There is hereby established a series of preferred stock designated "Series A Convertible Preferred Stock" (the "Series A Stock"), to consist of an aggregate of one million (1,000,000) shares, with $0.001 par value, and hereby established a series of preferred stock designated "Series B Convertible Preferred Stock" (the "Series B Stock") to consist of five million (5,000,000) shares with $0.001 par value (collectively, the "Preferred Stock"), and to have the preferences, limitations and relative rights as set forth herein, all in preference to the holders of any other stock of the Company (the "Junior Stock").

2.   Dividends.

(a)   Dividends shall be paid, out of funds legally available for that purpose, with respect to all outstanding shares of Series A in an amount equal to ten percent (10%) per annum of the stated value per share of the Series A Stock, which shall be $1.20 per share. Such dividends shall only be paid or accrue through March 31, 2007. Beginning April 1, 2007, no dividends shall be paid with respect to the outstanding shares of Series A.

(b)   Dividends shall be paid, out of funds legally available for that purpose, with respect to all outstanding shares of Series B Stock in an amount equal to fifteen percent (15%) per annum of the stated value per share of the Series B Stock, which shall be $1.20 per share ("Dividend Payment Amount"). Such dividends shall be payable in full on or before December 31st of each year the Series B Stock is outstanding (the "Dividend Payment Date"). Each such dividend shall be paid to the holders of record of the Series B Stock as their names appear on the share register of the Company on the date which is fifty (50) days preceding December 31st of each year (the "Record Date"). If, on the Dividend Payment Date, the holders of the Series B Stock shall not have received the full dividends provided for, then such dividends shall cumulate, at the rate of 15% per annum on the Dividend Payment Amount, beginning to accrue on the Dividend Payment Date whether or not earned or declared, with additional dividends thereon for each succeeding year during which dividends shall remain unpaid. Unpaid dividends for any period less than a full year shall cumulate on a day-to-day basis and shall be computed on the basis of a 360-day year.

(c)   The Company shall not declare or pay on any Junior Stock any dividend whatsoever, whether in cash, property or otherwise (other than dividends payable in shares of the class or series upon which such dividends are declared or paid), nor shall the Company make any distribution on any Junior Stock, unless all dividends to which the holders of Preferred Stock shall have been entitled shall have been paid or declared and a sum of money sufficient for the payment thereof set apart.

3.   Voting Rights.

(a)   General Rights. Except as otherwise provided herein or by contract, or as required by law, the Preferred Stock shall be voted equally with the shares of the Common Stock and not as a separate class, at any annual or special meeting of stockholders of the Company, and may act by written consent in the same manner as the Common Stock, in either case upon the following basis: each share of Preferred Stock shall be entitled to such number of votes as shall be equal to the voting power of one (1) share of Common Stock at the time of the vote.

(b)   Separate Vote of Preferred Stock. Notwithstanding anything to the contrary in the Company's Articles of Incorporation or Bylaws, for so long as any shares of Preferred Stock remain outstanding, in addition to any other vote or consent required herein or by law, the vote or written consent of the holders of at least fifty percent (50%) of the outstanding Preferred Stock shall be necessary for effecting or validating the following actions:

(i)   Any amendment, alteration, waiver or repeal of any provision of the Articles of Incorporation or the Bylaws of the Company (including any filing of a Certificate of Designation); or

(ii)   Any bankruptcy, insolvency, dissolution or liquidation of the Company.

In addition to the vote or consent required above, the Company may not amend, alter, waive or repeal any provisions of the Articles of Incorporation or Certificate of Designation which would have a material adverse effect on the rights, privileges or preferences granted to either the Series A or Series B Stock without the vote or written consent of the holders of at least fifty percent (50%) of the outstanding affected shares.

4.   Liquidation Rights.

(a)   Upon any liquidation, dissolution, or winding up of the Company, whether voluntary or involuntary, the assets of the Company legally available for distribution, if any, shall be distributed ratably first, to the holders of the Series A Stock, second, to the holders of the Series B Stock and third, to the holders of the Common Stock.

(b)   The following events shall be considered a liquidation under this Section:

(i)   any consolidation or merger of the Company with or into any other corporation or other entity or person, or any other corporate reorganization, in which the stockholders of the Company immediately prior to such consolidation, merger or reorganization, own less than 50% of the Company's voting power immediately after such consolidation, merger or reorganization, or any transaction or series of related transactions to which the Company is a party in which in excess of fifty percent (50%) of the Company's voting power is transferred, excluding any consolidation or merger effected exclusively to change the domicile of the Company (an "Acquisition"); or

(ii)   a sale, lease or other disposition of all or substantially all of the assets of the Company (an "Asset Transfer").

(c)   In the event of any liquidation event described in Section 4(b), if the consideration received by the Company is other than cash, its value will be deemed its fair market value as determined in good faith by the Board. Any securities shall be valued as follows:

(i)   Securities not subject to investment letter or other similar restrictions on free marketability covered by subsection (c)(ii) below:

(A)   If traded on a securities exchange or through the Nasdaq National Market, the value shall be deemed to be the average closing price of the securities on such quotation system for the ten days prior to and including the date of closing;

(B)   If actively traded over-the-counter, the value shall be deemed to be the closing bid or sale price (whichever is applicable) as of the date of closing; and

(C)   If there is no active public market, the value shall be the fair market value thereof, as determined by the Board.

(ii)   The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in subsections (c)(i)(A), (B) or (C) to reflect the approximate fair market value thereof, as determined by the Board.

5.   Conversion. The holders of the Preferred Stock shall have the following rights with respect to the conversion of the Preferred Stock into shares of Common Stock (the "Conversion Rights"):

(a)   Optional Conversion. Subject to and in compliance with the provisions of this Section 5, any shares of Preferred Stock may, at the option of the holder, be converted at any time into fully-paid and nonassessable shares of Common Stock. The number of shares of Common Stock to which a holder of Preferred Stock shall be entitled upon conversion shall be one (1) share of Common Stock for each share of Preferred Stock being converted (the "Preferred Stock Conversion Rate"). Such initial Preferred Stock Conversion Rate shall be adjusted from time to time in accordance with this Section 5.

(b)   Mechanics of Conversion. Each holder of Preferred Stock who desires to convert the same into shares of Common Stock pursuant to this Section 5 shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Company or any transfer agent for the Preferred Stock, and shall give written notice to the Company at such office that such holder elects to convert the same. Such notice shall state the number of shares of Preferred Stock being converted. Thereupon, the Company shall promptly issue and deliver at such office to such holder a certificate or certificates for the number of shares of Common Stock to which such holder is entitled and shall promptly pay (i) in cash or, to the extent sufficient funds are not then legally available therefor, in Common Stock (at the Common Stock's fair market value determined by the Board in good faith as of the date of such conversion), any declared and unpaid dividends on the shares of Preferred Stock being converted and (ii) in cash (at the Common Stock's fair market value determined by the Board in good faith as of the date of conversion) the value of any fractional share of Common Stock otherwise issuable to any holder of Preferred Stock. Such conversion shall be deemed to have been made at the close of business on the date of such surrender of the certificates representing the shares of Preferred Stock to be converted, and the person entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder of such shares of Common Stock on such date.

(c)   Adjustment for Stock Splits and Combinations. If the Company shall at any time or from time to time after the filing date of this Certificate of Designation (the "Original Issue Date") effect a subdivision of the outstanding Common Stock without a corresponding subdivision of the Preferred Stock, the Preferred Stock Conversion Rate in effect immediately before that subdivision shall be proportionately adjusted. Conversely, if the Company shall at any time or from time to time after the Original Issue Date combine the outstanding shares of Common Stock into a smaller number of shares without a corresponding combination of the Preferred Stock, the Preferred Stock Conversion Rate in effect immediately before the combination shall be proportionately adjusted. Any adjustment under this Section 5(e) shall become effective at the close of business on the date the subdivision or combination becomes effective.

(d)   Adjustment for Reclassification, Exchange and Substitution. If at any time or from time to time after the Original Issue Date, the Common Stock issuable upon the conversion of the Preferred Stock is changed into the same or a different number of shares of any class or classes of stock, whether by recapitalization, reclassification or otherwise (other than an Acquisition or Asset Transfer as defined in Section 4(b) or a subdivision or combination of shares or stock dividend or a reorganization, merger, consolidation or sale of assets provided for elsewhere in this Section 5), in any such event each holder of Preferred Stock shall have the right thereafter to convert such stock into the kind and amount of stock and other securities and property receivable upon such recapitalization, reclassification or other change by holders of the maximum number of shares of Common Stock into which such shares of Preferred Stock could have been converted immediately prior to such recapitalization, reclassification or change, all subject to further adjustment as provided herein or with respect to such other securities or property by the terms thereof.

(e)   Reorganizations, Mergers or Consolidations. If at any time or from time to time after the Original Issue Date, there is a capital reorganization of the Common Stock or the merger or consolidation of the Company with or into another corporation or another entity or person (other than an Acquisition or Asset Transfer as defined in Section 4(b) or a recapitalization, subdivision, combination, reclassification, exchange or substitution of shares provided for elsewhere in this Section 5), as a part of such capital reorganization, provision shall be made so that the holders of the Preferred Stock shall thereafter be entitled to receive upon conversion of the Preferred Stock the number of shares of stock or other securities or property of the Company to which a holder of the number of shares of Common Stock deliverable upon conversion would have been entitled on such capital reorganization, subject to adjustment in respect of such stock or securities by the terms thereof. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 5 with respect to the rights of the holders of Preferred Stock after the capital reorganization to the end that the provisions of this Section 5 (including adjustment of the Preferred Stock Conversion Rate then in effect and the number of shares issuable upon conversion of the Preferred Stock) shall be applicable after that event and be as nearly equivalent as practicable.

(f)   Certificate of Adjustment. In each case of an adjustment or readjustment of the Preferred Stock Conversion Rate or the number of shares of Common Stock or other securities issuable upon conversion of the Preferred Stock, if the Preferred Stock is then convertible pursuant to this Section 5, the Company, at its expense, shall compute such adjustment or readjustment in accordance with the provisions hereof and prepare a certificate showing such adjustment or readjustment, and shall mail such certificate, by first class mail, postage prepaid, to each registered holder of Preferred Stock at the holder's address as shown in the Company's books. The certificate shall set forth such adjustment or readjustment, showing in detail the facts upon which such adjustment or readjustment is based, including a statement of (i) the Preferred Stock Conversion Rate at the time in effect, and (ii) the type and amount, if any, of other property which at the time would be received upon conversion of the Preferred Stock.

(g)   Notices of Record Date. Upon (i) any taking by the Company of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend or other distribution, or (ii) any Acquisition (as defined in Section 4(b)) or other capital reorganization of the Company, any reclassification or recapitalization of the capital stock of the Company, any merger or consolidation of the Company with or into any other corporation, or any Asset Transfer (as defined in Section 4(b)), or any voluntary or involuntary dissolution, liquidation or winding up of the Company, the Company shall mail to each holder of Preferred Stock at least ten (10) days prior to the record date specified therein (or such shorter period approved by a majority of the outstanding Preferred Stock) a notice specifying (A) the date on which any such record is to be taken for the purpose of such dividend or distribution and a description of such dividend or distribution, (B) the date on which any such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up is expected to become effective, and (C) the date, if any, that is to be fixed as to when the holders of record of Common Stock (or other securities) shall be entitled to exchange their shares of Common Stock (or other securities) for securities or other property deliverable upon such Acquisition, reorganization, reclassification, transfer, consolidation, merger, Asset Transfer, dissolution, liquidation or winding up.

(h)   Automatic Conversion.

(i)   Each share of Preferred Stock shall automatically be converted into shares of Common Stock, based on the then-effective Preferred Stock Conversion Rate, immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of Common Stock for the account of the Company in which the gross proceeds to the Company are at least $4,000,000. Upon such automatic conversion, any declared and unpaid dividends shall be paid in accordance with the provisions of Section 5(b).

(ii)   Upon the occurrence of the event specified in Section 5(h)(i) above, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Company or its transfer agent; provided, however, that the Company shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Preferred Stock are either delivered to the Company or its transfer agent as provided below, or the holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company to indemnify the Company from any loss incurred by it in connection with such certificates. Upon the occurrence of such automatic conversion of the Preferred Stock, the holders of Preferred Stock shall surrender the certificates representing such shares at the office of the Company or any transfer agent for the Preferred Stock. Thereupon, there shall be issued and delivered to such holder promptly at such office and in its name as shown on such surrendered certificate or certificates, a certificate or certificates for the number of shares of Common Stock into which the shares of Preferred Stock surrendered were convertible on the date on which such automatic conversion occurred, and any declared and unpaid dividends shall be paid in accordance with the provisions of Section 5(b).

(i)   Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. All shares of Common Stock (including fractions thereof) issuable upon conversion of more than one share of Preferred Stock by a holder thereof shall be aggregated for purposes of determining whether the conversion would result in the issuance of any fractional share. If, after the aforementioned aggregation, the conversion would result in the issuance of any fractional share, the Company shall, in lieu of issuing any fractional share, pay cash equal to the product of such fraction multiplied by the Common Stock's fair market value (as determined by the Board) on the date of conversion.

(j)   Reservation of Stock Issuable Upon Conversion. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock. If at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Company will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

(k)   Notices. Any notice required by the provisions of this Section 5 shall be in writing and shall be deemed effectively given: (i) upon personal delivery to the party to be notified, (ii) when sent by confirmed electronic mail or facsimile if sent during normal business hours of the recipient; if not, then on the next business day, (iii) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one (1) day after deposit with a nationally recognized overnight courier, specifying next day delivery, with verification of receipt. All notices shall be addressed to each holder of record at the address of such holder appearing on the books of the Company.

(l)   Payment of Taxes. The Company will pay all taxes (other than taxes based upon income) and other governmental charges that may be imposed with respect to the issue or delivery of shares of Common Stock upon conversion of shares of Preferred Stock, excluding any tax or other charge imposed in connection with any transfer involved in the issue and delivery of shares of Common Stock in a name other than that in which the shares of Preferred Stock so converted were registered.

(m)   No Dilution or Impairment. Without the consent of the holders of then outstanding Preferred Stock as required under Section 3(b), the Company shall not amend its Articles of Incorporation or participate in any reorganization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or take any other voluntary action, for the purpose of avoiding or seeking to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Company, but shall at all times in good faith assist in carrying out all such action as may be reasonably necessary or appropriate in order to protect the conversion rights of the holders of the Preferred Stock against dilution or other impairment.

6.   No Reissuance of Preferred Stock. No share or shares of Preferred Stock acquired by the Company by reason of redemption, purchase, conversion or otherwise shall be reissued.

7.   Stock Fully Paid. All shares of Common Stock that may be issued upon conversion of the Preferred Stock will, upon issuance, be fully paid and nonassessable, and free from all taxes, liens and charges with respect to the issue thereof (other than restrictions under federal and state securities laws).

FURTHER RESOLVED, that the Secretary of the Company is hereby authorized and directed to prepare and file a Certificate of Designation of Rights, Preferences and Privileges in accordance with the foregoing resolution and the provisions of Minnesota law and to take such actions as he deems necessary or appropriate to carry out the intent of the foregoing resolutions."

IN WITNESS WHEREOF, I have executed and subscribed this Certificate this 28th day of June, 2005.

CENTURY PARK PICTURES CORPORATION

By:	/s/ Thomas K. Scallen
Thomas K. Scallen, Chief Executive Officer